October 27, 2021

VIA EDGAR

Mr. DeCarlo McLaren
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Guggenheim Active Allocation Fund (File Nos. 333-256687; 811-23702)
 (the “Registrant”)

Dear Mr. McLaren:

On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff conveyed via telephone to James Catano of Dechert LLP on October 7, 2021 and October 12, 2021, regarding Pre-Effective Amendment No. 1 under the Securities Act of 1933 and Amendment No. 1 under the Investment Company Act of 1940 to the Registrant’s registration statement filed on Form N-2.  Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comment, followed by the response of the Registrant, is set forth below.

Comment 1:
We note that the Prospectus Summary section is 47 pages long. Please further summarize these disclosures or explain supplementally the rationale for the current length of the Prospectus Summary section.  See Instruction to Item 3.2 of Form N-2.

Response:
The Registrant carefully considered this comment and believes that the current length of the Prospectus Summary is appropriate. The Registrant notes that the Prospectus Summary is of a length and substance consistent with other closed-end fund prospectus summaries in the initial public offering context.

Comment 2:
Please include disclosure in the registration statement or acknowledge supplementally that Delaware has not expressly adopted a control share acquisition statute and that the Staff Statement regarding Control Share Acquisition Statutes, dated May 27, 2020, does not extend to the Registrant’s specific circumstances.

Response:
The Registrant acknowledges that that Delaware has not expressly adopted a control share acquisition statute and that the Staff Statement regarding Control Share Acquisition Statutes, dated May 27, 2020, does not extend to the Registrant’s specific circumstances.

Comment 3:
Please consider moving the Consideration of ESG Criteria paragraphs from the Statement of Additional Information to the section of the Prospectus responding to Item 8 of Form N-2.  Please also consider whether to describe the ESG criteria that the Sub-Adviser uses from third-party research.

Response:
The Registrant carefully considered this comment and believes that, based on Form N-2 items and disclosure standards, the Consideration of ESG Criteria paragraphs are currently correctly placed within disclosure responding to Item 17 of Form N-2 and adequately describe the Sub-Adviser’s current consideration of ESG criteria.

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Please call the undersigned or Allison Fumai at Dechert LLP at 212.698.3526 or James Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.

Sincerely,

/s/ Mark Mathiasen
Mark Mathiasen
Secretary